FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓    .        Form 40-F              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              .        No      ✓    .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2005 and 2006 are as follows:

Assets	2005 ThU.S.$	2006 ThU.S.$
Current assets	1,524,977	1,619,790
Property, plant and equipment	5,490,879	6,111,905
Other assets	77,012	83,263

Total assets	7,092,868	7,814,958

Liabilities and Shareholders’ Equity	2005 ThU.S.$	2006 ThU.S.$
Current liabilities	492,523	824,882
Long-term liabilities	2,338,343	2,145,793
Minority interest	12,900	12,678
Shareholders’ equity	4,249,102	4,831,605

Total liabilities and shareholders’ equity	7,092,868	7,814,958

Total assets increased by 10.2%, or U.S.$722 million, from December 31, 2005 to December 31, 2006. This increase is mainly attributable to an increase in property, plant and equipment.

Total liabilities increased by U.S.$140 million from December 31, 2005 to December 31, 2006. This increase is mainly attributable to an increase in short-term bank borrowings of U.S.$258 million, an increase in accounts payable of U.S.$30 million and an increase in income tax and deferred tax of U.S.$75 million, partially offset due to a decrease in long term bank obligations of U.S.$132 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	12/31/2005	12/31/2006
Current ratio	3.10	1.96
Acid ratio	1.77	1.13

The decrease in the current ratio from 2005 to 2006 is primarily attributable to an increase in short term debt.

The decrease in the current acid ratio from 2005 to 2006 is attributable to a decrease in current assets.

Debt indicators	12/31/2005	12/31/2006
Debt to equity ratio	0.67	0.61
Short-term debt to total debt	0.17	0.28
Long-term debt to total debt	0.83	0.72
Financial expenses covered	4.63	6.52

The debt ratio was 0.67 and 0.61 at December 31, 2005 and December 31, 2006, respectively.

Current liabilities increased from 17% of total liabilities at December 31, 2005 to 28% of total liabilities at December 31, 2006. The increase is attributable to an increase in bank borrowings.

The ratio of financial expenses covered increased from 4.63 points in 2005 to 6.52 points in 2006. The increase is attributable to a decrease in financial expenses in 2006 and a higher net income in 2006.

Operational ratios	12/31/2005	12/31/2006
Inventory turnover	2.19	2.31
Inventory turnover (excluding forests)	3.79	3.75
Inventory permanence (days)	164.72	156.10
Inventory permanence (excluding forests)	95.05	95.89

The ratio of inventory turnover increased modestly from 2.19 at December 31, 2005 to 2.31 points at December 31, 2006. For this reason, the inventory permanence ratio decreased modestly during the year ended December 31, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	12/31/2005 ThU.S.$	12/31/2006 ThU.S.$
Pulp	991,412	1,257,995
Sawn timber, cut wood, plywood and fiber panels	1,240,348	1,475,012
Forestry products	92,629	76,179
Other	49,200	40,470

Total operating income	2,373,589	2,849,657

Operating costs	12/31/2005 ThU.S.$	12/31/2006 ThU.S.$
Timber	310,712	382,954
Forestry work	199,307	248,884
Depreciation	158,569	176,455
Other costs	551,242	625,808

Total operating costs	1,219,830	1,434,101

Analysis of Operating Income

Operating income includes net income of U.S.$865 in 2006 compared to U.S.$667 in 2005, an increase of U.S.$198 million, primarily due to an increase in sales revenue, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for shipping and freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$126 million in 2005, compared to U.S.$101 million in 2006. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Exchange rate	14
Financial expenses	11
Others net	—

Decrease non-operating loss	25

The positive balance in the current exchange rate is attributable to the devaluation of the Chilean peso and the valuation of the euro against the U.S. dollar in 2006.

The decrease in financial expenses is attributable to an increase in capitalized interest in connection with the Nueva Aldea Pulp Mill project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	12/31/2005	12/31/2006
Equity yield	10.62	13.64
Asset performance ratio	6.55	8.31
Operating asset ratio	10.10	11.74
Income per share (U.S.$)	3.87	5.47
EBITDA *	859,181	1,091,863
Income after tax (ThU.S.$)	432,935	614,770

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	667,014	865,316
Financial expenses ThU.S.$	(150,372)	(139,360)
Non-operating expenses ThU.S.$	(126,642)	(101,145)

3.	MARKET SITUATION

Pulp

Due to problems in the supply of raw materials faced by producers in Canada and Europe, a slight increase in prices has been observed, particularly in the price of long fiber pulp, whereas the price of bleached eucalyptus pulp remained stable in the Chinese market.

Despite these improvements in prices, the market is not as dynamic as it was during most of 2006.

Although no substantial changes are anticipated in the level of market activity during the upcoming months, the following should be noted:

The excess of supply in the paper industry is a generalized phenomenon that applies to the various markets.

Arauco has approximately a five percent share in the global pulp market.

Arauco’s competition in the long fiber global market is predominantly concentrated in Canada, the United States, Sweden and Finland and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The continued weakening of the construction sector in the United States has caused a decrease in the price and demand for wood. The outlook is not favorable for the first quarter of 2007.

Along with the positive situation in the markets in Asia, the Middle East and Central America, Europe has registered strong demand and prices. The outlook for the first quarter of 2007 is positive.

The local market continues to experience strong demand.

The molding market, whose primary destination is the United States, is being affected by the decrease in the construction activities in the United States. During the fourth quarter of 2006, sales decreased and they are expected to remain low during the first quarter of 2007. Prices remain at historically low levels.

Panels

During the fourth quarter of 2006, sales of MDF panels closed above original expectations due to the high demand in all the markets in which we participated, which are concentrated in North, Central and South America. The increase in sales was also due to production improvements in all our MDF plants which increased production by 11% above expectations during the year. The current levels of demand have enabled an increase in prices, especially in Brazil, Chile, Colombia, Ecuador and Peru, although we cannot meet all the actual demand in those markets.

For MDF moldings, the sales during the fourth quarter of 2006 decreased compared to the average of the first nine months of 2006. The year closed with a 10% decrease in sales with respect to our expected sales but an increase of 21% compared to 2005.

The sales of plywood for the fourth quarter of 2006 were within our expectations although with some variations within the different markets. In Mexico, sales decreased due to our clients’ high inventory levels whereas the United Status market, despite the weakening of the construction sector, maintained its sales volume. The demand in the European market remains high and with positive returns due to the strength of the Euro. During 2006 the plant in our Nueva Aldea complex reached full production capacity which enabled the absorption of the demand for our products.

Finally, chipboard sales experienced similar results to MDF with respect to demand and price. However, with respect to raw materials, Arauco was affected by a decrease in production in our Argentina plant. Particularly, during the months of July and August, the production in the plant was stopped for a month and in December for 15 days, which significantly affected our deliveries and service levels.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Nueva Aldea Project

The Nueva Aldea project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production during its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with production capacity of 882,000 tons per year that began the end of the third quarter of 2006.

4.	ANALYSIS OF CASH FLOW

	12/31/2005 ThU.S.$	12/31/2006 ThU.S.$
Operating cash flow	801,424	772,018
Cash flow from financing activities	54,564	(171,671)
Cash flow from investment activities	(862,755)	(764,709)

Net cash flow for the period	(6,767)	(164,362)

We had a positive operating cash flow of U.S.$772 million compared to a U.S.$801 million for the same period in 2005, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel, higher interest rates, value added taxes and other similar payments.

Cash flow from financing activities at December 31, 2006 was a net income of U.S.$171 million compared to a net expense of U.S.$55 million for the same period in 2005. This change resulted from an increase in debt payment in 2006 and the issuance of bonds in 2005.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2006, due principally to larger disbursements for purchases in permanent investments as, for example, the purchase of the Luis Dreyfus (L.D.) companies in Brazil and Argentina during 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2006, a relation between fixed rate debts and total consolidated debt of approximately 71.70%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

6.	PURCHASE OF ASSETS

In June 2006, Celulosa Arauco y Constitución S.A., through a subsidiary, purchased the forest assets of Cementos Bío Bío.

The purchase, which represented an investment of U.S.$136 million, includes 21,000 hectares of forest plantations, one sawmill with an annual production capacity of 250,000 m3 and a remanufacturing facility.

Cementos Bío Bío and Arauco are natural business partners. For many years Arauco has provided Cementos Bío Bío with logs and has purchased from them wood chips for Arauco’s pulp plants. Likewise, both companies have entered into joint business arrangements in certain foreign markets.

The purchase of the forest assets of Cementos Bío Bío allows Arauco to consolidate its forest assets and increase supply in the areas of sawnwood and remanufactured products. Therefore, the investment is consistent with Arauco’s strategy to invest in plantations in areas where its industrial assets are located.

This investment demonstrates the positive outlook that Arauco maintains regarding the Chilean industrial forest sector.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2005	2006
	ThU.S.$	ThU.S.$
ASSETS
CURRENT ASSETS:
Cash	24,265	16,672
Time deposits	32,276	21,719
Marketable securities (note 3)	280,276	141,201
Trade accounts receivable (note 4)	365,300	546,665
Notes receivable	6,491	4,081
Other receivables	42,791	53,996
Notes and accounts receivable from related parties (note 18)	2,202	2,243
Inventories (note 5)	609,126	634,548
Recoverable taxes	66,064	78,603
Prepaid expenses	44,405	55,252
Deferred tax assets (note 15)	1,681	1.269
Other current assets	50,100	63,541

Total current assets	1,524,977	1,619,790

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	460,476	519,982
Forests	2,221,263	2,564,232
Buildings and other infrastructure	1,852,728	1,709,984
Machinery and equipment	2,011,943	2,335,745
Other	951,868	1,183,665
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,076,168)	(2,270,472)

Net property, plant and equipment	5,490,879	6,111,905

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	81,955	82,510
Investments in other companies	254	254
Goodwill (note 8)	6,251	7,607
Negative goodwill (note 8)	(72,341)	(59,874)
Long-term receivables	18,684	12,942
Intangibles	743	734
Amortization	(339)	(369)
Other (note 9)	41,805	39,459

Total other non-current assets	77,012	83,263

Total assets	7,092,868	7,814,958

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2005	2006
	ThU.S.$	ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	113,360	203,453
Current portion of long-term bank borrowings (note 14)	69,629	138,046
Current portion of bonds (note 12)	34,468	134,468
Current portion of other long term liabilities	511	421
Dividends payable	1,660	178
Trade accounts payable	168,875	199,000
Notes payable	5,438	6,704
Sundry accounts payable	9,689	14,207
Notes and accounts payable to related companies (note 18)	3,452	4,617
Accrued liabilities (note 13)	60,973	58,148
Withholding taxes	16,658	18,150
Income tax payable	3,358	42,644
Deferred income	3,774	4,223
Other current liabilities	678	623

Total current liabilities	492,523	824,882

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	497,078	364,771
Bonds (note 12)	1,682,500	1,582,500
Sundry accounts payable	5,099	3,378
Accrued liabilities	24,745	26,582
Deferred tax liabilities (note 15)	91,924	127,463
Other long-term liabilities	36,997	41,099

Total long-term liabilities	2,338,343	2,145,793

Minority interest (note 23)	12,900	12,678

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,475,904	1,631,736
Provisory Dividends	(69,343)	(89,758)
Retained earnings	2,051,069	2,317,030
Net income for the period	438,296	619,421

Total shareholders’ equity	4,249,102	4,831,605

Total liabilities and shareholders’ equity	7,092,868	7,814,958

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2005	2006
	ThU.S.$	ThU.S.$
OPERATING INCOME:
Sales revenue	2,373,589	2,849,657
Cost of sales	(1,219,830)	(1,434,101)
Gross profit	1,153,759	1,415,556
Administration and selling expenses	(486,745)	(550,240)

Operating income	667,014	865,316

NON-OPERATING INCOME:
Interest earned	31,484	26,968
Share of net income of related companies (note 7)	7,207	8,468
Other non-operating income (note 21)	9,889	14,589
Amortization of goodwill (note 8)	(3,399)	(2,818)
Interest expenses	(150,372)	(139,360)
Other non-operating expenses (note 22)	(16,503)	(17,429)
Price-level restatement (note 1)	775	451
Foreign currency exchange rate (note 1)	(5,723)	7,986

Non-operating loss	(126,642)	(101,145)

Income before taxes, minority interest and amortization of negative goodwill	540,372	764,171
Income taxes (note 15)	(107,437)	(149,401)
Income before minority interest and amortization of negative goodwill	432,935	614,770
Minority interest (note 23)	(72)	100
Income before amortization of negative goodwill	432,863	614,870
Amortization of negative goodwill (note 8)	5,433	4,551

Net income	438,296	619,421

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2005	2006
	ThU.S.$	ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	438,296	619,421
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(590)	(761)
Items affecting income not involving the movement of cash:
Depreciation	165,110	185,414
Amortization of intangibles	37	36
Write-offs and provisions	2,190	2,532
Profit from investments accounted for under the equity method	(7,207)	(8,468)
Amortization of goodwill	3,399	2,818
Amortization of negative goodwill	(5,433)	(4,551)
Net price level restatement	(775)	(451)
Foreign currency exchange rate	5,723	(7,986)
Others	63,760	75,224
Decrease (Increase) in current assets:
Clients and debtors	(127,868)	(226,939)
Inventory	(81,296)	(34,977)
Other current assets	(36,276)	(33,129)
Increase (Decrease) in current liabilities:
Suppliers and creditors	273,171	59,831
Interest payable	(4,689)	19,231
Provision for income taxes	4,068	75,055
Other current liabilities	109,804	49,718

Net cash flows from operating activities	801,424	772,018

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2005	2006
	ThU.S.$	ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	310,815	713,463
Bonds issue	400,000	—
Loans paid	(270,135)	(690,443)
Bonds paid	(175,000)	—
Dividends paid	(207,724)	(194,691)
Other	(3,392)	—

Net cash flow from financing activities	54,564	(171,671)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	1,893	6,460
Purchase of property, plant and equipment	(665,986)	(722,719)
Permanent investments	(244,428)	(10,176)
Capitalized interest paid	(18,769)	(38,903)
Other investments	64,535	629

Net cash flow from investment activities	(862,755)	(764,709)

Net cash flows from operating, investing and financing activities	(6,767)	(164,362)

Effect of inflation	(11,331)	10,153

Net decrease in cash and cash equivalents	(18,098)	(154,209)
Initial balance of cash and cash equivalents	356,609	338,511

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	338,511	184,302

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of December 31, 2005 and 2006 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of December 31,2006			Total December 31, 2005
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	—	—	—	99.98
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.09	99.91	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	99.99
Controladora de Plagas Forestales S.A.	—	60.44	60.44	51.40
Ecoboard S.A. (Argentina)	—	99.99	99.99	99.99
Ecoresin S.A. (Argentina)	—	99.99	99.99	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	60.00	60.00	60.00
Forestal Arauco Costa Rica S.A. (Costa Rica)	11.37	88.62	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 17	99.83	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
La Señora del Milagro S.R.L. (Argentina)	—	99.99	99.99	—
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Norwood S.A.	—	99.99	99.99	—
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous December 31
December 31, 2005	121.12	3.7%
December 31, 2006	124.23	2.6%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous November 30,
November 30, 2005	121.53	3.6%
November 30, 2006	124.11	2.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the year-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
December 31, 2005	17,317.05
December 31, 2006	18,336.38

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At December 31,
	2005 U.S.$ 1	2006 U.S.$ 1
Chilean peso (Ch$)	512.50	532.39
Euro	0.85	0.76
Argentine peso (Ar$)	3.02	3.06
Brazilean real (R$)	2.34	2.14
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(856)	(543)
Property, plant and equipment, net	263	322
Inventories	620	514
Other assets and liabilities, net	262	160

Net effect on income	289	453

Price-level restatement of income statement accounts	486	(2)

Credit (charge) to income by CPI	775	451

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	2,944	1,643
Other assets	8,965	12,780
Liabilities restated by foreign currency
Bank borrowings	(4,349)	(1,195)
Trade accounts payable	(6,413)	232
Dividends payable	1,274	(403)
Other liabilities	(8,144)	(5,071)

Net effect on income from foreign currency	(5,723)	7,986

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on year-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

21

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$3,382 thousand and U.S.$3,218 thousand for the year ended December 31, 2005 and 2006, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the years ended December 31, 2006 and 2005, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of December 31, 2006, the Company’s investments in Argentina represented 8.5% of its consolidated assets, compared to 9.3% as of December 31, 2005.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the years covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each year-end, were as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Mutual fund units	280,276	141,201

Total marketable securities	280,276	141,201

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Trade accounts receivable	373,775	556,648
Allowance for doubtful accounts	(8,475)	(9,983)

Total trade accounts receivable	365,300	546,665

As of December 31, 2005 and 2006, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Finished goods (pulp)	63,076	40,662
Finished goods (timber and panels)	164,590	204,635
Work in progress	12,469	14,528
Sawlogs, pulpwood and chips	36,528	53,696
Raw material	65,403	67,484
Forests under exploitation	246,929	224,796
Pending imports	1,162	3,196
Other	18,969	25,551

Total inventories	609,126	634,548

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Buildings and other infrastructure	2,496	2,386
Machinery and equipment	240	204

Total increase in value due to technical revaluation of property, plant and equipment	2,736	2,590

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	164,963	185,268
Technical revaluation	147	146

Total	165,110	185,414

Accumulated depreciation was as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,011,064	2,205,222
Technical revaluation	65,104	65,250

Total	2,076,168	2,270,472

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Cost of forests	805,825	991,502
Commercial valuation increment	1,415,438	1,572,730

Total	2,221,263	2,564,232

7.	INVESTMENTS IN RELATED COMPANIES

During 2006, Arauco made the following investments in related companies:

Through the subsidiary Bosques Arauco S.A., Arauco acquired 8.97% of Controladora de Plagas Forestales S.A. for U.S.$35 thousand. As a result of this investment, U.S.$8 thousand was allocated to negative goodwill.

On October 11, 2006, through the subsidiary Aserraderos Arauco S.A., Arauco acquired the company Norwood S.A. for U.S.$4.7 million. As a result of this investment, U.S.$2.0 million was allocated to goodwill and U.S.$3.5 million to adjustment of acquired assets.

On November 10, 2006 through the subsidiary Arauco Internacional S.A., Arauco acquired the Argentine company, La Señora del Milagro S.R.L., for U.S.$5.4 million. As a result of this investment, U.S.$2.0 million was allocated to goodwill.

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 80% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 2.5 million was allocated to adjustment of acquired assets and U.S.$ 896 thousand to goodwill.

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 168 million. As a result of this investment, U.S.$ 68.3 million was allocated to adjustment of acquired assets and U.S.$ 65.2 million to a negative goodwill. In October 2005, Arauco Do Brasil Ltda. was restructured. As a result of this process, the assets and liabilities of Arauco Do Brasil Ltda. were transferred to the subsidiaries Placas do Paraná S.A. and Arauco Forest Brasil S.A.

On October 31, 2005, through our subsidiary Industrias Forestales S.A., Arauco acquired the company Louis Dreyfus S.A. in Argentina for U.S.$55 million. As a result of this transaction, U.S.$5.6 million was allocated to adjustments of acquired assets and U.S.$11.7 million to a negative goodwill.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, Arauco is conducting additional analyses of some assets that eventually will be added to the currently reported values.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each year-end were as follows:

	As of December 31,
	Percentage Participation		Investment Value		Net income of investee
	2005%	2006%	2005 ThU.S.$	2006 ThU.S.$	2005 ThU.S.$	2006 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	24,290	23,806	2,457	2,512
Inversiones Puerto Coronel S.A.	50.00	50.00	11,084	12,770	1,632	1,686
Servicios Corporativos Sercor S.A.	20.00	20.00	969	1,259	260	306
Eka Chile S.A.	50.00	50.00	28,305	25,708	601	1,201
Dynea Brasil S.A.	50.00	50.00	17,307	18,967	2,257	2,763

Total			81,955	82,510	7,207	8,468

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each year-end was as follows:

	As of December 31,
	2005		2006
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal Cholguán S.A.	931	1	1	—
Maderas Prensadas Cholguán S.A.	17	—	—	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	4,485	60,682	3,797	59,438
Ecoresin S.A.	—	7,415	474	277
Ecoboard S.A.	—	4,243	271	159
Controladora de Plagas Forestales S.A.	—	—	8	—

Total negative goodwill	5,433	72,341	4,551	59,874

b)	Goodwill as of each year-end was as follows:

	As of December 31,
	2005		2006
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Paneles Arauco S.A.	590	—	—	—
Eka Chile S.A.	2,421	4,842	2,421	2,421
Southwoods-Arauco Lumber L.L.C.	300	600	300	300
Forestal Los Lagos S.A.	88	809	54	755
Norwood S.A.	—	—	26	2,049
La Señora del Milagro S.R.L. (*)	—	—	17	2,082

Total goodwill	3,399	6,251	2,818	7,607

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each year-end were as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Recoverable taxes	18,911	18,546
Bond issue expenses	12,008	9,671
Discounts on bond issues	3,162	2,939
Forestry roads	3,273	3,793
Other	4,451	4,510

Total other non-current assets	41,805	39,459

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of year-end were as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Total outstanding	113,360	203,453
Principal outstanding	113,066	202,196
Weighted average annual interest rate	4.46	6.35

Current bank borrowings were denominated as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Obligations in foreign currency	113,360	165,747
Obligations in local currency	—	37,706

Total current bank borrowings	113,360	203,453

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Current portion of bonds	34,468	134,468
Current portion of other long-term liabilities	511	421
Trade accounts payable	168,875	199,000
Accounts and notes payable to related parties	3,452	4,617
Current provisions	60,973	58,148
Sundry accounts payable and other liabilities	41,255	86,729

Total	309,534	483,383

(b)	The percentages of these obligations in foreign and local currency, were as follows at year-end:

	As of December 31,
	2005%	2006%
Foreign currency	51.09	69.51
Local currency	48.91	30.49

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had six series of Yankee Bonds outstanding as of December 31, 2006.

The balances of the bonds were as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Current
Yankee Bonds 1st Issue	292	100,292
Yankee Bonds 2nd Issue	4,834	4,834
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	7,303	7,303
Yankee Bonds 6th Issue	4,376	4,376

Total current (including accrued interest)	34,468	134,468

Long-term
Yankee Bonds 1st Issue	100,000	—
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	400,000

Total long-term	1,682,500	1,582,500

Less total accrued interest	34,468	34,468

Total principal outstanding	1,682,500	1,682,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
20 years ThU.S.$ 125,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
20 years ThU.S.$ 125,000
Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
20 years ThU.S.$ 125,000
Amounts Authorized but not issued	—	—	—	—	—	—
Principal Repayment	December 2007	12 years September 2009	August 2010	September 2011	July 2013	April 2015
20 years September 2017
Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of December 2006, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2007(*)	134,468
2008	—
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	400,000
2017	125,000

Total	1,716,968

(*)	This amount includes U.S.$34,468 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Accrual for staff vacations	10,852	10,732
Plant maintenance accrual	8,610	11,731
Standby letters of credit	276	504
Accrual for contingencies	1,340	—
Staff severance indemnities	2,365	3,302
Selling and other transportation costs provisions	6,720	3,694
Electrical expense provision	5,357	3,650
Staff salary and benefits	6,887	5,384
Forestry activity expenses	1,445	2,393
Pending monthly provisional payments	7,660	5,752
Chlorate Plant provision	1,413	1,708
Services and fees provision	2,162	1,863
Other current liabilities	5,886	7,435

Total accrued liabilities	60,973	58,148

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Balance at beginning of year	17,429	21,456
Provision during the year	4,568	3,911
Provision with charge to assets	258	29
Payments during the year	(799)	(1,316)

Balance as of year-end	21,456	24,080

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Shown in the balance sheet as:
Current	2,365	3,302
Long-term	19,091	20,778

Total	21,456	24,080

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

Bank or financial institution	Denomination	As of December 31, 2005		As of December 31, 2006
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	200,000	50,151	100,000	100,198
Tesoro Argentino (2)	U.S.$	1,114	790	557	851
Citigroup (Revolving Facility) (3)	U.S.$	240,000	1,853	240,000	1,611
Santander Overseas Bank Inc. (4)	U.S.$	12,000	251	9,600	2,770
Banco Alfa	U.S.$	—	4,002	—	—
Banco Alfa	R$	252	88	184	97
Banco Itau	R$	7,263	555	—	8,431
Banco Safra	R$	242	103	158	114
Banco Modal	R$	5,775	295	—	6,806
Banco Sampo	U.S.$	9,820	3,300	6,546	3,296
Banco ABN	U.S.$	1,939	1,001	970	994
Banco HSBC	U.S.$	—	4,163	—	—
International Finance	U.S.$	11,935	1,133	5, 000	69
Citibank	U.S.$	—	—	—	7,060
Banco Rio	U.S.$	—	—	—	3,084
Banco Francés	U.S.$	—	—	—	2,047
DEG	Euro	6,738	1,944	—	—
Banco do Brasil	R$	—	—	1,756	618

Total long-term bank borrowings		497,078	69,629	364,771	138,046

The weighted average interest rates for long-term foreign currency-denominated debt for the years ended December 31, 2005 and 2006 were 5.49% and 5.80%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on December 31, 2005 and 2006 was 4.69% and 5.37%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

35

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(b)	Debt distribution

As of December 31, 2005 and 2006, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars, Brazilian reals and euros.

(c)	Maturity of long-term bank borrowings

As of December 31, 2006, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2008	189,166
2009	165,805
2010 and thereafter	9,800

Total	364,771

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 104,793 thousand and U.S.$124,008 thousand for the years ended December 31, 2005 and 2006, respectively. Furthermore, Arauco established provisions for U.S.$238 thousand as of December 31, 2005 and U.S.$34 thousand as of December 31, 2006, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31,
	2005 ThU.S.$		2006 ThU.S.$
Income tax Adjustment to prior year’s tax expense	(104,793 1,774)		(124,008 1,078)
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(238)		(34)
Deferred income tax Tributary benefit for tributary losses Amortization of complementary accounts Other charges and credits to the account	(4,186 659 (653 —	) )	(36,987 1,406 (654 3,875	) )
Income and liabilities effects for deferred tax provision valuation changes	—		5,923

Total Income Tax	(107,437)		(149,401)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2006 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2004	19,682	1,427	4,031
Balance as of December 31, 2005	199,750	3,971	39,153
Balance as of December 31, 2006	206,011	34,813	41,910

Total	425,443	40,211	85,094

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of December 31, 2005 and 2006 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of December 31, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,081	153	—	—
Deferred revenues	751	45	—	—
Accrual for staff vacations	1,391	—	—	—
Production costs	—	—	7,961	—
Value difference and property, plant and equipment depreciation	—	—	559	121,889
Capitalized expenses	—	—	6,734	14,220
Obsolescence reserve	668	—	—	—
Debt issue and project expenses	—	—	—	2,726
Staff severance indemnities	2,340	899	—	—
Tax loss carry forwards	4,518	25,739	—	—
Property, plant and equipment valuation	—	31,362	—	6,547
Accrual for contingencies	253	1,570	—	—
Plant maintenance accrual	1,108	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	5,599	721	580	2,109
Leasing assets	130	420	577	423

Total	20,811	60,909	16,411	147,914

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,477)	—	(5,481)
Valuation provision	—	(5,923)	—	—

Total	18,092	50,509	16,411	142,433

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of December 31, 2006
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,150	360	—	—
Deferred revenues	134	76	—	—
Accrual for staff vacations	1,601	—	—	—
Production costs	—	—	8,945	—
Capitalized expenses	—	—	8,394	17,101
Value difference and property, plant and equipment depreciation	—	—	477	163,335
Staff severance indemnities	2,561	1,134	—	—
Debt issue and project expenses	—	—	—	3,057
Obsolescence reserve	621	—	—	—
Accrual for contingencies	253	1,424	—	—
Tax loss carry-forwards	2,933	31,783	—	—
Property, plant and equipment valuation	—	25,500	—	3,713
Plant maintenance accrual	1,797	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	4,354	756	555	1,717
Leasing assets	130	964	763	890
Sales provision	4,616	—	—	—

Total	23,122	61,997	19,134	189,813

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,473)	—	(4,826)
Valuation provision	—	—	—	—

Total	20,403	57,524	19,134	184,987

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$262 thousand during the year ending December 31, 2005 and U.S.$252 thousand during the year ending December 31, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each year-end.

		At December 31,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	3,849	5,379
Cash and banks	Ch$	3,572	3,283
Cash and banks	Ar$	11,969	69
Cash and banks	R$	1,235	1,802
Cash and banks	Euro	824	3,379
Cash and banks	Mx$	1,509	1,864
Cash and banks	Other currencies	1,307	896
Time deposits and marketable securities	U.S.$	172,792	100,778
Time deposits and marketable securities	Ch$	205	12
Time deposits and marketable securities	R$	26,905	15,554
Time deposits and marketable securities	Euro	112,628	46,570
Time deposits and marketable securities	Ar$	22	6
Trade accounts receivable	U.S.$	261,698	412,517
Trade accounts receivable	Ch$	41,553	44,586
Trade accounts receivable	Ar$	20,559	19,521
Trade accounts receivable	R$	24,241	25,980
Trade accounts receivable	Euro	12,241	26,380
Trade accounts receivable	Mx$	2,485	4,666
Trade accounts receivable	Other currencies	2,523	13,015
Other accounts receivable	U.S.$	9,967	15,941
Other accounts receivable	Ch$	32,855	26,987
Other accounts receivable	Ar$	5,831	9,234
Other accounts receivable	R$	1,898	1,404
Other accounts receivable	Euro	596	5,295
Other accounts receivable	Mx$	260	1,301
Other accounts receivable	Other currencies	77	158
Inventories	U.S.$	596,133	621,406
Inventories	Ch$	12,993	13,142
Other current assets	U.S.$	74,774	55,246
Other current assets	Ch$	69,272	96,825
Other current assets	Ar$	7,688	35,043
Other current assets	R$	8,794	4,868
Other current assets	Mx$	1,197	1,311
Other current assets	Euro	—	4,071
Other current assets	Other currencies	525	1,301

Total current assets		1,524,977	1,619,790

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	5,453,687	6,068,192
Property, plant and equipment	Ch$	37,192	43,713
Other assets	U.S.$	28,427	51,289
Other assets	Ch$	27,430	11,136
Other assets	Ar$	20,499	20,085
Other assets	R$	583	715
Other assets	Mx$	17	37
Other assets	Other currencies	56	1

Total property, plant and equipment and other assets		5,567,891	6,195,168

Total assets		7,092,868	7,814,958

		At December 31,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	113,360	172,239
Current bank borrowings	Ar$	—	31,214
Current portion of long-term bank borrowings	U.S.$	66,644	121,980
Current portion of long-term bank borrowings	R$	1,041	16,066
Current portion of long-term bank borrowings	Euro	1,944	—
Current portion of bonds	U.S.$	34,468	134,468
Notes and trade accounts payable	U.S.$	41,716	87,407
Notes and trade accounts payable	Ch$	106,675	86,631
Notes and trade accounts payable	Euro	3,551	2,833
Notes and trade accounts payable	Mx$	207	2,058
Notes and trade accounts payable	Other currencies	2,265	23
Notes and trade accounts payable	R$	7,723	6,697
Notes and trade accounts payable	Ar$	15,628	24,672
Other current liabilities	U.S.$	29,084	20,282
Other current liabilities	Ch$	45,290	59,180
Other current liabilities	Euro	312	205
Other current liabilities	Other currencies	47	34
Other current liabilities	R$	13,937	15,336
Other current liabilities	Ar$	8,282	42,792
Other current liabilities	Mx$	349	765

Total current liabilities		492,523	824,882

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
		2005	2006
	Currency	ThU.S.$	ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	476,808	362,673
Long-term bank borrowings	R$	13,532	2,098
Long-term bank borrowings	Euro	6,738	—
Bonds	U.S.$	1,682,500	1,582,500
Other long-term liabilities	U.S.$	15,371	16,234
Other long-term liabilities	Ch$	91,865	121,919
Other long-term liabilities	Other currencies	1	—
Other long-term liabilities	R$	43,549	48,296
Other long-term liabilities	Ar$	7,809	11,921
Other long-term liabilities	Mx$	170	152

Total long-term liabilities		2,338,343	2,145,793

Total liabilities		2,830,866	2,970,675

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of December 31,
Company	Relationship	2005	2006	Transaction
		ThU.S.$	ThU.S.$
(a) Current assets
Forestal del Sur S.A.	Indirect	282	495	Accounts receivable
Eka Chile S.A.	Affiliate	1,766	1,729	Accounts receivable
Compañía Puerto de Coronel S.A.	Affiliate	154	—	Accounts receivable
CMPC Maderas S.A.	Indirect	—	19	Accounts receivable

Total current assets		2,202	2,243

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	1,099	1,185	Accounts payable
Puerto de Lirquén S.A.	Affiliate	264	1,079	Accounts payable
Fantoni S.P.A.	Indirect	1,573	1,582	Accounts payable
Abastible S.A.	Indirect	93	231	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	—	6	Accounts payable
Sigma S.A.	Indirect	1	3	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	—	459	Accounts payable
Empresas Copec S.A.	Principal	—	23	Accounts payable
Depósitos Portuarios Lirquén S.A.	Indirect	—	1	Accounts payable
Codelco Chile	Indirect	—	3	Accounts payable
Fundación Educacional Arauco	Affiliate	422	40	Accounts payable
Entel S.A.	Indirect	—	5	Accounts payable

Total current liabilities		3,452	4,617

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the years ended December 31, 2005 and 2006, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

	Purchases (sales) Year ended December 31,
	2005 ThU.S.$	2006 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	23,836	41,007
(b) Puerto de Lirquén S.A.:
Port services	4,191	5,604
(c) Abastible S.A.:
Purchases of fuel	694	2,228
Other sales	(203)	(327)
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	8,456	—
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	5,875	5,467
(f) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	1,143	1,190
(g) Eka Chile S.A.
Purchase of sodium chlorate	17,388	19,633
Electricity sale	(16,067)	(17,210)
Other purchases	360	225
(h) Forestal del Sur S.A.:
Purchase of wood and timber	3,442	2,042
Sales of chips	(7,220)	(2,204)
Other purchases	191	336
(i) CMPC Celulosa S.A.:
Sales timber	(2,244)	(2,098)
Purchase timber	—	1,431
(j) Cía. Sud Americana de Vapores S.A.:
Freight services	1,638	5,147

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

	Purchases (sales) Period ended December 31,
	2005 ThU.S.$	2006 ThU.S.$
(k) CMPC Maderas S.A.:
Purchase timber	—	2,313
Other purchases	416	13
(l) Dynea Brasil S.A.:
Purchase of chemical products	15,047	25,164
Purchase of melamine paper	6,229	10,189
Other sales	(359)	(761)
(m) Cenelca S.A.:
Purchase of electricity	471	248
(n) Empresas Copec S.A.:
Managing services	23	225
(o) Forestal Mininco S.A.:
Sales timber	—	(1,396)
(p) Sodimac S.A.:
Sales timber	(42,792)	(48,254)
(q) Codelco Chile:
Other purchase	—	540
(r) Entel S.A.:
Other purchase	—	235

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$54 thousand at December 31, 2006) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$60 thousand at December 31, 2006) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$60 thousand at December 31, 2006), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$48 thousand at December 31, 2006), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$60 thousand at December 31, 2006), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$84 thousand at December 31, 2006). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate)(U.S.$144 thousand at December 31, 2006). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$288 thousand at December 31, 2006). The Company has appealed the decision, and the matter is currently in progress.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution.

12)	On June 20, 2006, the family of an employee of Arauco who died in an accident filed suit in the family court of San José de la Mariquina, file no. 14.146. The suit demands Ch$488,525,280 in damages. The lawsuit is covered by our insurance and our insurance provider has assumed the defense. The suit is ongoing.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$60 thousand at December 31, 2006).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)	In connection with the accident that occurred at the Nueva Aldea Plant, which is referenced in section C.2 above, the office of the state prosecutor of Quirihue commenced an investigation, which is currently in progress.

4)	At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

5)	On December 9, 2006, Mr. Osmán Miguel Vergara Zambrano appeared before the Court of Appeals of Chillán with an appeal of protection against Besalco S.A. and Celulosa Arauco y Constitución S.A. The appeal seeks to have the companies immediately abandon a section of property that the claimants argue has been illegally occupied, repair the damage caused by the construction of the Waste Conduction and Discharge to the Sea of the Nueva Aldea Forestry Industrial Complex.

The appeal was rejected by the Court of Appeals of Chillán on February 6, 2007. The timeframe to appeal the rejection is pending as of the date of this release.

6)	Due to a complaint regarding the presence of unpleasant odors coming from CFI Nueva Aldea, a sanitary investigation was initiated by the Health SEREMI of the Province of Ñuble, VIII Region pursuant to the Inspection Act of October 6, 2006. The company appropriately presented its defense. On February 9, 2007, Resolution Nº 980, was presented, pursuant to which the Health SEREMI of the Province of Ñuble resolved to dismiss and archive the sanitary investigation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

7)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The investigation is being carried out by the State Prosecutor of Quirihue.

8)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The investigation is being carried out by the corresponding Prosecutor.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

2)	According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The company presented its responses, following the investigatory proceedings.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)	According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The company appropriately presented its responses, following the investigatory proceedings.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$113,365 thousand (U.S.$213 thousand), and have been recorded in the consolidated financial statements.

As of December 31, 2006, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

A)	Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of December 31, 2006.

B)	An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the years ended December 31, 2005 and 2006 are as follows:

December 31, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Dividends paid	—	—	—	(225,895)	86,833	—	(139,062)
Forestry reserve	—	—	10,123	—	—	—	10,123
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(1,929)	—	—	—	(1,929)
Conversion adjustment related to subsidiaries	—	—	7,964	—	—	—	7,964
Interim dividends	—	—	—	—	(69,343)	—	(69,343)
Net income for the year	—	—	—	—	—	438,296	438,296

Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102

December 31, 2006	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Dividends paid	—	—	—	(172,335)	69,343	—	(102,992)
Forestry reserve	—	—	159,134	—	—	—	159,134
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(1,842)	—	—	—	(1,842)
Conversion adjustment related to subsidiaries	—	—	(1,460)	—	—	—	(1,460)
Interim dividends	—	—	—	—	(89,758)	—	(89,758)
Net income for the year	—	—	—	—	—	619,421	619,421

Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605

The number of shares authorized, issued and outstanding as of December 31, 2005 and 2006 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,
	2005	2006
	ThU.S.$	ThU.S.$
Reimbursement of customs duties	4,680	5,200
Rental income	592	94
Insurance recoveries	1,171	504
Sale of materials and others	184	226
Gain on sale of fixed assets	590	761
Other income	2,672	7,804

Total other non-operating income	9,889	14,589

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,
	2005	2006
	ThU.S.$	ThU.S.$
Other depreciation and amortization	609	608
Write-off of damaged forest	474	225
Donations	540	292
Project expenses	3,234	3,623
Provision for uncollectible accounts receivable	628	534
Legal expenses	151	172
Taxes	4,681	3,672
Sales expenses adjustment for the previous year	672	—
Contingencies provision	638	513
Write-off of inventory	54	56
Services and honoraries	58	35
Fines	—	2,750
Other expenses	4,042	4,752
Indemnities	722	197

Total other non-operating expenses	16,503	17,429

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	190	184
Forestal Arauco S.A.	1,737	1,878
Forestal Cholguán S.A.	4,904	5,371
Controladora de Plagas Forestales S.A.	207	185
Forestal Los Lagos S.A.	4,941	4,950
Flooring S.A.	921	110

Total	12,900	12,678

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of December 31,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	(15)	(14)
Forestal Arauco S.A.	(85)	(69)
Forestal Cholguán S.A.	(177)	(177)
Controladora de Plagas Forestales S.A.	14	(22)
Forestal Los Lagos S.A.	191	210
Flooring S.A.	—	172

Total	(72)	100

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the years ended December 31, 2006 and 2005, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

Sanctions received during 2006:

a)	The Company

1)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a proceeding to determine Arauco’s responsibility and possible sanctions with regard to atmospheric emissions of sulfur dioxide.

Arauco appeared before the COREMA on November 23, 2005. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

2)	On October 13, 2004, Arauco’s Department of Health Services (currently known as the Ministerial Regional Secretary of the Bío Bío Region) commenced a sanitary proceeding due to a industrial waste fluids discharge occurring on that same date. By resolution dated March 22, 2006 the Secretary fined the Company 600 UTM (U.S.$36 thousand at December 31, 2006).

3)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding as a result of an incident at the Nueva Aldea plant involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales S.A. to radiation while handling radioactive equipment owned by a subcontractor of Echevarría Izquierdo Montajes Industriales S.A. The Company presented to the Health SEREMI all requested documentation. Through Resolution 2810, de 29.06.2006, the Health SEREMI sanctioned various companies including Arauco, which was fined 300UTM (U.S.$18 thousand at December 31, 2006). Arauco filed an appeal before the Concepción court and the appeal is currently in progress.

4)	According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The company presented its responses, following the investigatory proceedings.

5)	According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The Company presented its responses, following the investigatory proceedings.

6)	According to Resolution Nº 699 of August 8, 2006, the Employment Director sanctioned de Valdivia Plant of Celulosa Arauco y Constitución S.A. with a fine equal to 30 UTM (U.S.$1.8 thousand at December 31, 2006) for not maintaining its Internal Regulations of Order, Hygiene and Safety up to date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

b)	Alto Paraná S.A.

In connection with an ongoing Integral Fiscal Inspection initiated by the Federal Administration of Public Revenues of Alto Paraná S.A., it was communicated through Form F8400/L 002 Nº059851 of 28-06-06 that the payments made by the company between and including the years 2001 and 2004 to certain external beneficiaries as fees and expenses having a direct link to operations carried out by Alto Paraná S.A. in connection with the issuance of negotiable obligations constituted technical and financial consulting fees and should have been treated as a source from Argentina and consequently, the corresponding tax withholding on income and the applicable value added tax had been omitted.

The Company has been invited to voluntarily ratify or rectify this position.

As of August 7, 2006, the payments have been made as compensatory capital and interest, the latter calculated on the aforementioned date, in an amount of AR$6,974,825.62 (equal to US$2,278,610.13 on December 31, 2006). The Federal Administration of Public Revenues was notified of the decision to make payment and to proceed to rectify the corresponding declarations which does not, however, imply consent or admission by the company as to the nature of the services obtained externally, as to the nature of the fiscal framework or its use, or as to the supposed omission imputed to the company. Instead, the payments are the result of an analysis by the company of the normative, doctrinal and judicial framework, the anticipated long and costly litigation proceeding and the alternative of making voluntary payment in order to reduce or eliminate the fees and avoid legal fees and costs.

Sanctions received during 2005:

a)	The Company

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine (U.S.$48 thousand at December 31, 2006). Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

2)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM (U.S.$84 thousand at December 31, 2006) fine. Arauco appealed that sanction, previous payment of 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

3)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM (U.S.$12 thousand at December 31, 2006). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, the matter is currently in progress.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos which was confirmed, through Resolution 12655/129, dated September 15, 2005, by the Navy Administrative Authority.

5)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex, due to certain differences in capacity, size and other features of some units of the complex as compared to those established by the original Resolution of Environmental Qualification authorizing the construction. The Company filed an appeal on February 16, 2005. Nevertheless, through Resolution 256 dated September, 13, 2005 Arauco was fined 200 UTM (U.S.$12 thousand at December 31, 2006).

6)	Through Resolution No. 292 dated May 2, 2005, COREMA resolved to commence sanction proceedings against the Valdivia Plant for alleged violations of the parameters for industrial fluid waste. On May 13, 2005, the Company filed its response. Through resolution No. 378, dated June 7, 2005, COREMA resolved to sanction the Company with a fine equivalent to 200 UTM (U.S.$12 thousand at December 31, 2006).

7)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent of Sanitary Services resolved to sanction the Company with a fine of 400 UTA (U.S.$287.9 thousand at December 31, 2006). The Company has appealed the fine, and the matter is currently pending.

8)	Through resolution dated April 22, 2005, the Health SEREMI fined Arauco 1,000 UTM (U.S.$60 thousand at December 31, 2006) due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification, due to the nullification of the first notification sent to the entity that placed the sanctioning resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

9)	The Health Service of Valdivia fined Arauco 400 UTM (U.S.$24 thousand at December 31, 2006) due to a fatal accident involving an employee of Salfa Montajes S.A. who was working for the Company on the Valdivia project. The fine was appealed, and consequently, on June 10, 2005 the Civil Court of Valdivia, through case No. 879-2004, determined that the Company was not responsible and cancelled the fine. The Health Service appealed the decision to the Court of Appeals of Valdivia. On October 6, 2005, the Court of Appeals of Valdivia affirmed the lower court’s decision. The Health Service has appealed this decision with the Supreme Court, through case No. 5,837-2005, which was rejected on March 29, 2006.

10)	Through Resolution No. 12.655/130 dated September 15, 2005, the general board of the Maritime Territory and Merchant Marine fined the Company 5,000 gold pesos due to a turpentine spill that occurred at the Arauco Plant on August 23, 2004.

11)	Through Resolution No. 428 dated July 6, 2005, COREMA resolved to begin a sanction proceeding against the Valdivia Plant due to an alleged mishandling of waste disposed in the dumping site of the Valdivia Plant. The Valdivia Plant filed its response. Nevertheless, COREMA fined the Company 300 UTM (U.S.$18 thousand as of December 31, 2006) on September 5, 2005.

12)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a process to determine whether to impose sanctions against Arauco arising from alleged noncompliance regarding sulfur dioxide emissions.

On November 23, 2005, Arauco presented its defenses before COREMA. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

13)	The National Customs Service fined the Company Ch$60,000,000 (U.S.$113 thousand as of December 31, 2006) for an error in classifying certain imported merchandise. The fine was paid on August 19, 2005.

b)	Paneles Arauco S.A.

Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Nueva Aldea’s Forestry Industrial Complex. The Company has filed an appeal. Nevertheless, through Exempt Resolution No. 257 dated September 13, 2005, COREMA resolved to sanction Arauco with a warning.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the years ended December 31, 2005 and 2006 were U.S.$ 2,760 thousand and U.S.$ 2,497 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As December 31,
	2005 ThU.S.$	2006 ThU.S.$
Underwriters commission	5,545	4,686
Stamp tax	4,302	3,429
Repayment of bonds	2,704	2,230
Legal advice	1,730	1,515
Printing costs	71	55
Risk evaluation	48	37
Other	266	217

Total bond issue costs	14,666	12,169

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Property, plant and equipment investment	U.S.$	4,4 million	2007
Pulp mill Investment project	U.S.$	86,2 million	2007
	U.S.$	3,3 million	2008
Nueva Aldea (formerly named the Itata Mill) construction project	U.S.$	18,20 million	2007

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended December 31, 2006.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$66.5 million (U.S.$20.1 million in 2005). Estimated future cost: U.S.$50.2 million (U.S.$30.3 million in 2005).

•

Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$8.2 million (US$21.7 million in 2005). Estimated future cost: U.S.$0.9 million. (US$3.8 million in 2005).

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Mill, the Valdivia Mill and the Constitución Mill. Spent: US$37.4 million. Estimated future cost: US$23.7 million.

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$3.4 million (U.S.$368 thousand in 2005). Estimated future cost: U.S.$3.2 million (U.S.$225 thousand in 2005).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2006 these subsidiaries paid U.S.$345 thousand (U.S.$215 thousand in 2005) in relation to the system and anticipate that an additional U.S.$240 thousand (U.S.$65 thousand in 2005) will be spent.

28.	SUBSEQUENT EVENTS

No event has occurred since December 31, 2006 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Controller	Chief Executive Officer

Interim Review | Q4 Results	February 28th,
2007

Summary of FY 2006 & Fourth Quarter Results

Full year review:

•

Arauco’s consolidated sales reached U.S.$2,850 million during 2006, an increase of 20.1% over the U.S.$2,374 million obtained in 2005. The increase in consolidated sales is the result of a strong growth in sales of pulp due to a better price scenario and higher sales volume, followed by an increase in sales of panels and sawn timber.

•

Arauco’s net consolidated income in 2006 reached U.S.$619 million, an increase of 41.3% compared to the U.S.$438 million obtained in 2005. This increase in consolidated net income is primarily due to an increase in operating income, an increase in foreign exchange gains and a decrease in interest expense.

•

Consolidated EBITDA reached US$1,123 million, an increase of 25.6% compared to the U.S.$894 million for 2005. This increase is the result of a higher operating income due to an increase in sales of our main products.

•

During 2006 capital expenditures were US$733 million, a decrease of 19.5% compared to the U.S.$910 million for 2005. This decrease is mainly explained by the end of construction of the Nueva Aldea Pulp Mill.

Fourth Quarter review:

•

Arauco’s consolidated sales reached U.S.$834 million during the last quarter of 2006, an increase of 32.2% over the U.S.$631 million obtained in the fourth quarter of 2005. The increase in consolidated sales is the result of a solid increase in sales of pulp, followed by higher sales of sawn timber and panels.

•

Arauco’s net consolidated income during the fourth quarter of 2006 reached US$189 million, an increase of 115.6% compared to the U.S.$88 million obtained in the same period of 2005. This increase in consolidated net income is mainly explained to an increase in consolidated sales, followed by an increase in other non operating income, and a reduction in interest expense.

•

During the fourth quarter of 2006 consolidated EBITDA reached US$333 million, an increase of 69.3% compared to the U.S.$197 million for the same period in 2005. This increase is mainly due to a higher operating income as a result of increase in sales of our main products.

•

Capital expenditures during the last quarter of 2006 were US$147 million, a decrease of 37.2% compared to the U.S.$235 million for the fourth quarter of 2005. This decrease is mainly explained by the end of construction of the Nueva Aldea Pulp Mill in August 2006.

2

Interim Review | Q4 Results	February 28th,
2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco revenue summary, Q4 2005 – Q4 2006

Arauco Quarterly Sales (U.S.$ million)	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06
Pulp Division	241	261	289	299	409
Sawn Timber Division	176	174	181	178	201
Panels Division	179	168	183	179	191
Forestry Division	15	20	19	18	19
Others	19	18	17	14	14

Total	631	640	689	687	834

Arauco’s consolidated sales for the fourth quarter of 2006 reached U.S.$834 million, an increase of 32.2% over the U.S.$631 million obtained in the fourth quarter of 2005 (Figure 1). The increase in consolidated sales is principally explained by the strong growth in sales of pulp, followed by an increase in sales of sawn timber and panels.

Compared to the U.S.$687 million obtained in the third quarter of 2006, consolidated sales were 21.3% higher as a result of a strong increase in sales of pulp (Figure 2).

The breakdown of sales by product of the fourth quarter is presented in Figure 3.

Pulp Division Sales

Pulp sales reached U.S.$409 million during the fourth quarter 2006, a 69.5% increase compared to the same quarter of the previous year. This growth in sales was because of a 33.8% increase in sales volume, due to the commencement of operation of the Nueva Aldea Pulp Mill, reinforced by a 26.7% increase in average prices.

Compared to the U.S.$299 million for the third quarter of 2006, pulp sales increased by 36.9%. This growth in sales was due to an increase in sales volume of 31.6% followed by higher average prices of 4.1%.

The increase in pulp prices is mainly explained by a strong demand coming from China, a decrease in market pulp supply after the closure of pulp mills in North America due to higher costs of production, and by a restriction in the supply of woodchips in North America due to the closure of sawmills as a result of the contraction in the US Housing Market.

FIG. 1

FIG. 2

Sawn Timber Division Sales

During the fourth quarter of this year, sales of sawn timber reached U.S.$201 million, an increase of 14.6% compared to the U.S.$176 million obtained during the fourth quarter of 2005. The main reason for the increase in sales of sawn timber was an increase in sales volume of 9.8% due to the improvement of the global demand for sawn timber, partially offset by a decrease in the demand of remanufactured wood products in the U.S. market. Average prices decreased 6.4% explained by a lower remanufactured wood products sold in the U.S. market.

Sawmill sales increased by 13.2% from U.S.$178 in the third quarter of 2006. This variation was principally because of an increase in sales volume of 8.9% mainly due to a higher demand coming from Asia, Middle East, Europe and Latin America. This increase was partially offset by lower average prices of 6.7% due to the contraction of the moulding market in North America.

3

Interim Review | Q4 Results	February 28th,
2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Panels Division Sales

During the fourth quarter of 2006, sales of panels reached US$191 million, a growth of 6.4% compared with the fourth quarter of 2005. This increase in sales is mainly due to a growth in sales volume of 5.8%, because of the consolidation of our October 2005 acquisition in Argentina (Faplac), as well as the consolidation of the operations of our Nueva Aldea plywood mill in Chile, and an increase of productivity in the Trupán Mill (MDF). Higher sales of panels are also explained by an increase in average prices of 0.5% driven by an increase in prices of MDF and PBO in the Latin-American market, partially offset by a decrease in prices of Plywood sold in North America.

Panel sales increased 6.5% in the fourth quarter of this year compared to the U.S.$179 million in the third quarter of 2006. This is mainly explained by the higher sales volume of 5.2% and an increase in average prices of 1.3%. The increase in sales is mainly explained by an increase in the demand for MDF coming from the Latin-American market.

FIG. 3

Operating Income

Operating Income increased by 87.3% to U.S.$254 million in the fourth quarter of 2006 from the U.S.$136 million obtained in the fourth quarter of 2005. This positive impact is mainly because of a 32.2% increase in consolidated sales, explained by higher sales of pulp, due to a strong improvement in market prices as well as higher volume sales, followed by better sales of sawn timber and panels. This increase was partially offset by a 15.0% increase in cost of sales, mainly explained by an increase in sales volume of our main products (33.8% in pulp, 9.8% in sawn timber and 5.8% in panels)

Compared to the U.S.$229 million obtained in the third quarter of 2006, operating income in the fourth quarter of 2006 increased by 11.2% to U.S.$254. This increase is mainly because of an increase in consolidated sales by 21.3%, due to better prices and sales volume of pulp, partially offset by an increase in consolidated cost of sales of 27.3% principally explained by an increase sales volume of pulp, sawn timber and panels (31.6% in pulp, 8.9% in sawn timber and 5.2% in panels) and by a higher depreciation due to the start of operation of the Nueva Aldea Pulp Mill.

Net Income

Net Income for the fourth quarter of 2006 reached U.S.$189 million (Figure 4), an increase of 115.6% compared to the U.S.$88 million for the fourth quarter of the previous year. This increase is the result of higher sales of pulp, sawn timber and panels, an increase of 153.9% in other non operating income and a reduction of 4.4% in interest expense.

Compared to the U.S.$163 million obtained in the third quarter of 2006, Consolidated Net Income increased by 16.1% (Figure 5). This increase in consolidated net income is mainly explained by an increase in consolidated sales of 21.3% and an increase in other non operating income of 169.1%.

FIG. 4

FIG. 5

4

Interim Review | Q4 Results	February 28th,
2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

EBITDA

Consolidated fourth quarter of 2006 EBITDA reached U.S.$333 million, an increase of 69.3% compared to the U.S.$197 million for the same period of 2005 (Figure 6). This increase in consolidated EBITDA is principally due to a growth in operating income of 87.3%. The main contributions for this increase in EBITDA came from the Pulp division which grew 169.8%, followed by the Panel division with a growth of 51.1% and by the sawn timber division with an increase of 52.5%. This increase in consolidated EBITDA was partially offset by a decrease in forestry EBITDA due to lower operating income.

Consolidated EBITDA for this quarter was 16.9% higher than the U.S.$285 million EBITDA for the previous quarter (Figure 7). The explanation for this positive effect was an increase of 11.2% in operating income, mainly because of higher sales volume and market prices of pulp which were 31.6% and 4.1% higher than the previous quarter. The pulp division was the main contributor to the increase in consolidated EBITDA when compared to the previous quarter, with a growth in EBITDA of 39.1% followed by the panel division with an increase of 6.9%. This positive effect was partially offset by a decrease in sawn timber EBITDA of 23.8%, due to a decrease in operating income, explained by a decrease in prices of remanufactured wood products, a lower yield due to a change in the mix of products and the allocation of software expenses in the last quarter.

FIG. 6

FIG. 7

Production

Compared to the fourth quarter of 2005, production volume during the last quarter of 2006 increased 30.7% in pulp, 6.8% in panels, and decreased 4.1% in sawn timber. (Figure 8).

The increase in pulp production is mainly explained by the commencement of operation of the Nueva Aldea Pulp Mill.

Panel production increased principally due to the consolidation of operations of our October 2005 acquisition of the Faplac Mill (PBO) in Argentina.

The decrease in sawn timber division was mainly due to a decrease in the production of wood mouldings due to the contraction of the U.S Housing Market.

Compared to the previous quarter, production increased 19.0% in pulp, and decreased 12.3% and 1.0% in sawn timber and panels respectively. The higher pulp production during this quarter is explained by the commencement of operation of the Nueva Aldea Pulp Mill.

The decrease in sawn timber production was mainly because of a decrease in the production of wood mouldings due to the contraction of the U.S Housing Market and a lower yield due to the change in the mix of products manufactured.

FIG. 8

5

Interim Review | Q4 Results	February 28th,
2007

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current assets reached U.S.$ 1,619.8 million as of December 31, 2006, a 6.2% increase compared to the fourth quarter of 2005, as a result of an increase in Account Receivables and in Inventories, partially offset by a decrease in Marketable Securities.

Compared to the U.S.$ 1,429.1 million for the third quarter of 2006, current assets increased 13.3%. This positive effect on current assets is mainly explained by an increase in Account Receivables and in Marketable Securities.

Fixed assets reached U.S.$6,111.9 million as of December 31, 2006, a 11.3% increase compared to the fourth quarter of 2005. This increase in fixed assets was the result of an increase in Forest, mainly because of the forestry assets acquired in June to CBB S.A., and in Property, Plant and Equipment due to the construction of the Nueva Aldea Pulp Mill.

Fixed assets also increased 6.4% compared to the third quarter of 2006. This is mainly explained by an increase in Forest due to the Forestry valuation that is adjusted every December, and to the ongoing constructions of the Nueva Aldea Pipeline and the second line of the Nueva Aldea Plywood Mill.

FINANCIAL DEBT
US$ million	Q4 2005	Q3 2006	Q4 2006
Short term Debt	113,4	40,2	203,5
Short-term portion of long-term debt	104,1	172,9	272,5
Long term financial debt	2.179,6	2.098,0	1.947,3

TOTAL FINANCIAL DEBT	2.397,0	2.311,0	2.423,2

Cash & equivalents	338,5	168,2	184,3

NET FINANCIAL DEBT	2.058,5	2.142,9	2.238,9

FIG. 9

Note: The Long Term Amortization Schedule does not include short-term pre-export and forfeiting financing.

Liabilities

Total Current Liabilities reached U.S.$824.9 million during the fourth quarter of 2006, an increase of 67.5% compared to the U.S.$492.5 million for the fourth quarter of 2005. This increase is mainly because of the movement to Current portion of bonds payable of U.S.$100 million of the Yankee Bond due in December of 2007 and by a pre-export financing of U.S.$90 million.

Compared to the U.S.$527.4 million in the third quarter of 2006, current liabilities increased 56.4%.

Long term liabilities reached U.S.$2,145.8 million at the end of the fourth quarter, a decrease of 8.2% compared to the U.S.$2,338.3 million for the fourth quarter of 2005, because of a decrease in Long-term Bonds due to the movement to Current portion of bonds payable of U.S.$100 million of the Yankee Bond due in December of 2007, as well as a decrease in Long-term Bank Borrowings as a result of the movement to Current portion of long-term Bank Borrowings of U.S.$100 million of the APSA notes.

Compared to the previous quarter, Long term liabilities decreased 5.9%.

Shareholders Equity

Arauco’s shareholders equity grew 13.7% from U.S.$4.2 billion at the end of the fourth quarter of 2005 to U.S.$4.8 billion for the fourth quarter of 2006. This increase is the result of an increase in Retained Earnings and Forestry Reserve.

6

Interim Review | Q4 Results	February 28th,
2007

Main Financial Ratios of Arauco:

FINANCIAL RATIOS	Q4/05	Q3/06	Q4/06
Profitability
Gross margin	42,5%	52,3%	50,0%
Operating margin	21,5%	33,3%	30,5%
EBITDA margin	31,2%	41,4%	39,9%
ROA (EBIT / Average Total Assets)	7,8%	12,7%	13,5%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	6,9%	11,0%	11,9%
ROE (Net Income / Average Equity)	8,4%	14,8%	16,3%
Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	7,5x	10,5x	11,9x
Interest Coverage Ratio (EBITDA / Gross Interest)	5,6x	8,4x	9,9x
Average Net Financial Debt / EBITDA	2,5x	1,9x	1,6x
Total financial debt / Total Capitalization	36,1%	34,2%	33,4%
Net financial debt / Total Capitalization	31,0%	31,8%	30,9%
Total financial debt / Equity	56,4%	52,1%	50,2%
Net financial debt / Equity	48,4%	48,3%	46,3%

Key Exchange Rates for the U.S. Dollar (closing rate)	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06
One U.S. Dollar is
CLP	512,5	526,2	539,4	537,0	532,4
ARS	3,030	3,081	3,086	3,104	3,061
BRL	2,336	2,164	2,165	2,169	2,136
EUR	1,185	1,212	1,279	1,267	1,320

7

Interim Review | Q4 Results	February 28th,
2007

Subsequent Events

In January, 2007, the Corema of the Tenth Region postponed the deadline to present the environmental impact study of the Valdivia Mill Pipeline.

In December 2006, Arauco requested a permission from the authorities to postpone the presentation of the environmental impact study of the Valdivia Mill Pipeline, for the discharge of effluents into a different body other than the Cruces River. In January 2007, the authority approved the postponement of the presentation of the study for two years.

At the same time, the company is committed to keep working actively in the preservation of the Carlos Anwanter Wetland.

8

Interim Review | Q4 Results	February 28th,
2007

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	FY 2006	FY 2005
Net Sales	2.849,7	2.373,6
Cost of sales	-1.434,1	-1.219,8
Gross profit	1.415,6	1.153,8
Selling and adminitrative expenses	-550,2	-486,7
Operating income	865,3	667,0
Interest Income	27,0	31,5
Income on investments in related companies	8,5	7,2
Other non operating income	14,6	9,9
Loss on investments in related companies	0,0	0,0
Goodwill Amortization	-2,8	-3,4
Interest expense	-139,4	-150,4
Other non operating expenses	-17,4	-16,5
Price-level restatement	0,5	0,8
Foreign exchange gains (losses)	8,0	-5,7

Non-operating income	-101,1	-126,6

Income before taxes and extraordinary items	764,2	540,4
Income taxes	-149,4	-107,4
Extraordinary Items	0,0	0,0
Income before minority interest and negative goodwill amortization	614,8	432,9
Minority interest	0,1	-0,1
Net income after minority interest	614,9	432,9
Negative goodwill amortization	4,6	5,4

Net income for the period	619,4	438,3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

9

Interim Review | Q4 Results	February 28th,
2007

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	FY 2006	FY 2005
Cash & cash equivalents	184,3	338,5
Account receivables	546,7	365,3
Inventories	634,5	609,1
Other current assets	254,3	212,0

Total Current Assets	1.619,8	1.525,0

Forest	2.564,2	2.221,3
Property, plant and Equipment	4.565,7	4.325,1
Other Fixed Assets	1.252,4	1.020,6
Depreciation	-2.270,5	-2.076,2
Total Fixed Assets	6.111,9	5.490,9

Total Other Assets	83,3	77,0

TOTAL ASSETS	7.815,0	7.092,9

Short-term debt	476,0	217,5
Accounts payable	199,0	168,9
Other current liabilities	149,9	106,2
Total Current Liabilities	824,9	492,5

Long-term bank borrowings	364,8	497,1
Long-term bonds	1.582,5	1.682,5
Other long term liabilities	198,5	158,8
Total Long Term Liabilities	2.145,8	2.338,3

Minority Interest	12,7	12,9

Total Shareholder’s Equity	4.831,6	4.249,1

TOTAL LIABILITES & SHAREHOLDER`S EQUITY	7.815,0	7.092,9

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

Interim Review | Q4 Results	February 28th,
2007

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	FY 2006	FY 2005
Net income (loss) for the period	619,4	438,3
Results on sales of assets	-0,8	-0,6
Depreciation	185,4	165,1
Charges (credits) to income not affecting cash flow	59,2	61,7
Changes in assets, affecting cash flow	-295,0	-245,4
Changes in liabilities, affecting cash flow	203,9	382,3
Profit (loss) of minority interest	-0,1	0,1
Net cash provided by (used in) operating activities	772,0	801,4

Debt issuance	713,5	710,8
Debt repayment	-690,4	-445,1
Dividends Paid	-194,7	-207,7
Others	0,0	-3,4
Net cash provided by (used in) financing activities	-171,7	54,6

Capital Expenditures	-732,9	-910,4
Other investment cash flow	-31,8	47,7
Net cash provided by (used in) investing activities	-764,7	-862,8

Total positive (negative) cash flow of the period	-164,4	-6,8

Effect of inflation on cash and cash equivalents	10,2	-11,3
Net increase (decrease) in cash and cash equivalents	-154,2	-18,1
Cash and cash equivalents at beginning of the period	338,5	356,6
Cash and cash equivalents at end of the period	184,3	338,5

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Contact:
Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41 www.arauco.cl

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	March 16, 2007	By:	/s/ MATIAS DOMEYKO C.
		Name:	Matías Domeyko Cassel
		Title:	Chief Executive Officer